Exhibit 99.3

Bilibili Publishes 2025 Environmental, Social and Governance Report

SHANGHAI, China, April 16, 2026 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that it has published its 2025 Environmental, Social and Governance (“ESG”) Report, highlighting the Company’s achievements in advancing responsible business practices and sustainable growth throughout the year, reinforcing its commitment to generating meaningful value for users, content creators, employees, partners and the broader community.

Bilibili’s 2025 ESG report is available in both Chinese and English. To promote environmental conservation, we encourage you to access the electronic version available on the Company’s investor relations website at http://ir.bilibili.com and the HKEX’s website at http://www.hkexnews.hk.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and a frontier for promoting Chinese culture around the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com